Exhibit 21

Subsidiaries of the Registrant

The Registrant has the following wholly owned subsidiaries, which except as indicated, do business under their respective legal names:

Name	Place of Incorporation

WD-40 Manufacturing Company	California, USA

WD-40 Products (Canada) Ltd.	Ontario, Canada

WD-40 Company Limited	London, England

WD-40 Company (Australia) Pty. Limited	New South Wales, Australia

HPD Holdings Corp.	Delaware, USA

HPD Laboratories, Inc.,

(doing business as Global Household Brands)	Delaware, USA

Heartland Corporation	Kansas, USA